Exhibit 5.1

Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, Colorado 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

July 20, 2017

Board of Directors

Royal Gold, Inc.

1660 Wynkoop Street, Suite 1000

Denver, CO 80202

Ladies and Gentlemen:

We are acting as counsel to Royal Gold, Inc., a Delaware corporation (the “Company”), in connection with its registration statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), relating to the registration of deferred compensation obligations of the Company in the principal amount of $1,422,200 (the “Deferred Compensation Obligations”) issuable pursuant to the Royal Gold Deferred Compensation Plan for Non-Employee Directors (the “DCP”) and up to 15,196 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company (the “Shares”), issuable in connection with the DCP pursuant to the Royal Gold, Inc. 2015 Omnibus Long-Term Incentive Plan (the “LTIP”, and together with the DCP, the “Plans”) and 15,196 associated stock purchase rights (the “Rights”), all of which stock purchase rights are to be issued pursuant to the First Amended and Restated Rights Agreement, dated as of September 10, 2007 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). We also have assumed that the Rights Agreement has been duly authorized, executed, and delivered by the Rights Agent, and that the members of the Board of Directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement, and that the Shares will not be issued in violation of the ownership limit contained in the Company’s Certificate of Incorporation. As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

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Royal Gold, Inc.	-2-	July 20, 2017

This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. We express no opinion herein as to any other statutes, rules or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that (i) following effectiveness of the Registration Statement, such Deferred Compensation Obligations, when incurred pursuant to the terms of the Registration Statement and the Plans, will constitute valid and binding obligations of the Company and (ii) following (A) effectiveness of the Registration Statement, (B) issuance of the Shares pursuant to the terms of the Plans, and (C) receipt by the Company of the consideration for the Shares specified in the applicable resolutions of the Board of Directors and in the Plans, the Shares will be validly issued, fully paid and nonassessable, and the associated Rights will be valid and binding obligations of the Company.

It should be understood that the opinion above concerning the Rights does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time and that our opinion above addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.

In addition to the assumptions, qualifications, exceptions and limitations elsewhere set forth in this opinion letter, our opinions expressed above are also subject to the effect of: (1) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors' rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers); and (2) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).

This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP